Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Timothy J. McCallion

President Pacific Region — Verizon

California State Senate Energy Utilities and Communications

Committee

June 21, 2005

Written Testimony

Madame Chairman and members of the Committee, thank you for the opportunity to testify at this informational hearing.

As you are aware, Verizon has announced its intention to merge with MCI in order to form a strong, stable and secure national communications provider. On April 21, 2005, we filed our application for approval of the transaction with the California Public Utilities Commission.

This very afternoon the California PUC is holding a pre-hearing conference to establish a schedule for review of our Joint Application. We are asking the Commission to issue its approval by year-end 2005. In addition, review and approval by the U.S. Department of Justice, the Federal Communications Commission, and a number of other states is required.

In each of these filings, applicants make the point that we make to you today: the recent mergers are a direct response to the dramatically different competitive landscape we face in the communications industry as it restructures around new technologies and new providers.

As the California PUC pointed out recently in its “Broadband Deployment Report” in response to Senate Bill 1563:

“A torrent of innovation, including VoIP and advanced wireless technologies is causing great upheaval in the telecommunications industry, shattering traditional business models based on separate offerings of voice, video and data services over separate networks owned by distinct types of companies.” (p.71)

Thus, most California consumers today have a choice of a data “pipe” (either DSL or cable-modem), a voice-grade pipeline, and several types of wireless frequencies over which they can choose to channel their communications. The same forces are transforming the large-business marketplace. Traditional voice services make up a smaller and smaller piece of the pie. Instead, these large, technologically sophisticated customers are demanding a much wider range of services, platforms and applications from a growing universe of suppliers – not just “telephone” companies, but systems integrators, software providers, equipment makers and wireless companies. These companies include some of the biggest names in industry, such as Cisco, IBM, EDS and British Telecom.

A case in point is Microsoft, which earlier this year announced a major foray into the large business marketplace with a software platform that embeds voice and communications as a free application in its Microsoft Office product line, much like Instant Messaging is today. This approach makes companies like Microsoft, Yahoo and other Internet and software companies competitors in the enterprise business.

Examples of this trend appear almost daily in the financial press, as evidenced by (1) AT&T and Microsoft’s recent announcement of a partnership to develop new information management services for large business, (2) Earthlink’s plan to provide Internet-based phone service on traditional telephone equipment to consumers in several locations including San Francisco and San Jose, and (3) Sprint’s plan to free itself from the traditional wireline business and focus on wireless.

Since our formation five years ago, Verizon’s overriding imperative has been to build a company capable of competing in this technology-rich, market-driven environment. For us, this has meant gaining scale in the growth segments of the marketplace, such as wireless and broadband; reinventing our networks around new digital and fiber technologies; and equipping ourselves to compete as other technology companies do, through investment and innovation.

I stress “investment” because it has been Verizon’s willingness to put substantial risk capital into our networks that has differentiated our company and provided more value and choice for customers. For example, Verizon will invest over $2 billion in MCI’s network and systems once this transaction closes. It is this ability and willingness to invest for the future that moves the industry forward and strengthens the communications assets of California and the nation.

Verizon has followed this path in the wireless business, where we invested in spectrum, digital capabilities and, now, broadband technologies to expand the market and grow through innovation.

We are following this path in the consumer wireline business, where we are transforming our telephone network into a broadband network by deploying DSL and fiber-to-the-premises, over which we are providing voice, data and – as we move forward – video services. We now have DSL available to over 85% of our California customers.

Verizon’s acquisition of MCI represents the next logical step in this process, as we improve our capabilities to meet the evolving needs of the large-business, or “enterprise” customers.

Verizon has a solid presence among local and regional customers, but no significant market share among national and global enterprise customers. So we knew we needed to add substantially to our product set and network reach to be able to compete for these customers, and we have been investing in these capabilities steadily over the years.

The MCI acquisition accelerates that effort substantially. MCI and Verizon’s assets are complementary, not duplicative. One of MCI’s core strengths is its global Internet backbone network. Verizon today has no comparable asset. Therefore, by bringing our companies together, we will create a stronger competitor in the enterprise space – one with the advanced products, network reach and capacity to compete in this technology-intensive and highly competitive business.

Verizon’s merger with MCI does not alter the dynamics that are reshaping the consumer business. Long distance and local service as stand-alone businesses are on their way to obsolescence, with or without this transaction. Competition from wireless, cable telephony, e-mail, Instant Messaging and VOIP will continue to drive pricing, with or without this transaction. And in any meaningful sense of the word, the consumer marketplace will continue to become more competitive over time – with or without this transaction – as new platforms and providers vie for the consumer.

Verizon customers will benefit because MCI’s IP network and products, combined with our deployment of fiber directly to homes and business, will be the most advanced broadband platform in the country, capable of delivering next-generation multimedia services in markets across the U.S.

Enterprise customers will benefit because we will create a strong, stable and secure strategic partner for national and global businesses as they prepare for the broadband future.

Federal and state government customers, including California, will benefit because they will have a choice of financially stable players that can stay current in technology and invest in the networks that are critical to their public mission.

National security will benefit because we will continue to invest in and strengthen the national and international communications infrastructure that is a critical component of government communications systems, including those used by the Departments of Defense and Homeland Security.

And the U.S. economy will benefit because we are creating a strong, U.S.-based company capable of investing in the new technologies so critical to job creation and leadership in the global marketplace.

This transaction is about the future. The combined Verizon and MCI will be a national, full-service company with the financial strength and technology resources to deliver the broadband, multimedia world of tomorrow to customers and create economic growth for California and all of America.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.

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